Lollipop Corporation
15500 SW Jay St. #81704
Beaverton, OR 97006
Tel: (786) 228-5772
Fax: (866) 480-9591

February 4, 2013

By Edgar

H Roger Schwall
Securities and Exchange Commission
Washington DC, 20549

Re: Lollipop Corporation
Registration Statement on Form S-1
Filed January 17, 2013
File No. 333-186069

Dear Mr. Schwall:

Lollipop Corporation acknowledges receipt of the letter dated January 28, 2013 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  We have amended our Registration Statement on Form S-1 (the "First Amended Draft") and have tracked all changes in the Edgarized document for ease of review.  The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The financial statement has been appropriately amended and that addresses the issue raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/ Yisrael Meir Fromer
Yisrael Meir Fromer
CEO